Mail Stop 6010

									July 22, 2005

Steven D. Rubin, Esq.
Senior Vice President
General Counsel and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, FL 33137

Re:	Ivax Corporation
	Post-effective Amendment No. 3 to the Registration Statement on
Form S-3
	File Number 333-122753

Dear Mr. Rubin:

      This is to advise you that we have limited our review of the above referenced registration statement to the issue identified below. We will make no further review of this filing.
      It appears that the disclosure contained in your
registration
statements on Form S-3 filed on June 28, 2005 (File Nos. 333-
126170
and 333-126171) have more updated information than what is currently provided for in the above referenced registration statement. For example, we note the Form S-3s filed on June 28, 2005 contain updated risk factor disclosure with respect to your research and development expenditures and increased indebtedness. Please amend your registration statement to provide for updating information consistent with the disclosure contained in the Form S-3s filed on June 28, 2005.

      Once you have cleared our comments, we will act upon any request for acceleration of the effective date of the Form S-3 and pursuant to delegated authority, grant acceleration of the effective date. We will consider your request for acceleration as a confirmation of the fact that you are aware of your responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

*	*	*
      Please contact Song P. Brandon at (202) 551-3621 with any other questions.

Sincerely,



Jeffrey P. Riedler
      Assistant Director


cc:	Alison W. Miller, Esq.
	Stearns Weaver Miller Weissler
	Alhadeff & Sitterson, P.A.
	150 West Flagler Street, Suite 2200
	Miami, Florida  33130


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